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[WILMER CUTLER PICKERING HALE AND DORR LLP LOGO]

March 7, 2005                                            David C. Phelan

VIA EDGAR                                                60 State Street
Securities and Exchange Commission                       Boston, MA 02109
Judiciary Plaza                                          +1 617-526-6372
450 Fifth Street, N.W.                                   +1 617-526-5000 fax
Washington, DC  20549                                    david@wilmerhale.com


Mail Stop 0505

      Attention: Dominic Minore, Esq.
            Division of Investment Management

      Re:   Pioneer Floating Rate Trust (the "Fund")
            Registration Statement on Form N-2
            Registration Numbers 333-121930; 811-21654

Dear Ladies and Gentlemen:

      This letter provides a written analysis requested by you on March 3, 2004 in connection with the telephone conference call held on March 2, 2005 between the Commission, fund counsel, underwriter's counsel and representatives from the underwriters regarding the Commission's inquiries that were the subject of comments 24 - 27 of your February 9, 2005 letter to the Pioneer Floating Rate Trust (the "Fund").

 The prospectus discloses that Merrill Lynch and certain other potential broker-dealers participating as broker-dealers in auctions for preferred shares have received inquiries from the Securities and Exchange Commission. We currently have no reason to believe that such inquiries will result in circumstances adversely affecting the market for the AMPS. That belief is based upon a number of considerations, including, (i) statements made to us by the underwriters and their counsel regarding the nature of the inquiry and developments to date, (ii) the fact that, even assuming (which we have no reason to believe will occur) that an enforcement action resulted from such inquiries, there is no basis for concluding that an enforcement action would preclude any broker-dealer from participating in future auctions, (iii) the inquiry is not, to our knowledge, directly related to the Fund or any other Fund managed by Pioneer, and (iv) as long as there are broker-dealers prepared to participate in the auction process and the current level of liquidity in the market for auction preferred shares continues to exist, the auction process should continue to provide an adequate mechanism for investors to obtain liquidity and for the dividend on the AMPS to be reset to market rates on a weekly basis.

      BALTIMORE     BEIJING     BERLIN     BOSTON     BRUSSELS     LONDON
MUNICH     NEW YORK     NORTHERN VIRGINIA     OXFORD     WALTHAM     WASHINGTON
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Securities and Exchange Commission
March 7, 2005
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      If you have any questions or comments, please do not hesitate to contact me at (617) 526-6372, Julian Bobb, Esq. at (617) 526-6575 or Christina Lim, Esq. at (617) 526-6451 (collect), counsel to the Fund.

Best regards,


/s/ David C. Phelan
David C. Phelan

cc:   Christopher J. Kelley, Esq.